Park Ha Biological Technology Co., Ltd.

901, Building C
Phase 2, Wuxi International Life Science Innovation Campus
196 Jinghui East Road

Xinwu District, Wuxi, Jiangsu Province
People’s Republic of China 214000

January 5, 2026

VIA EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Robert Augustin

Re:	Park Ha Biological Technology Co., Ltd. Registration Statement on Form F-1, as amended (File No. 333-290410) Withdrawal of Acceleration Request

Dear Mr. Robert Augustin:

Reference is made to our letter, filed as correspondence via EDGAR on December 22, 2025, in which we requested the acceleration of the effective date of the above-referenced Registration Statements for Wednesday, December 24, 2025 at 5:00 p.m. Eastern Time, or as soon as thereafter practicable in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statements be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

Park Ha Biological Technology Co., Ltd.

/s/ Xiaoqiu Zhang
Name:	Xiaoqiu Zhang
Title:	Chief Executive Officer and Director